UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Estrella Immunopharma, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

297584104
(CUSIP Number)

Victor Shum General Counsel & Chief Business Officer Eureka Therapeutics, Inc. 5858 Horton St #370 Emeryville, CA 94608 (510) 654-7045
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297584104

(1)	Names of reporting persons
Eureka Therapeutics, Inc.

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)
OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or place of organization
Delaware

Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power
25,277,831

(8)	Shared voting power
0

(9)	Sole dispositive power
25,277,831

(10)	Shared dispositive power
0

(11)	Aggregate amount beneficially owned by each reporting person
25,277,831

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

(13)	Percent of class represented by amount in Row (11)
71.8%

(14)	Type of reporting person (see instructions)
CO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Estrella Immunopharma, Inc., a Delaware corporation (the “Issuer” and “Estrella”). The address of the principal executive offices of Estrella is 5858 Horton Street, Suite 370, Emeryville, CA 94608.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f) This statement is being filed by Eureka Therapeutics, Inc., a Delaware corporation (the “Reporting Person” or “Eureka”). The principal business address and principal office address of Eureka is 5858 Horton Street, Suite 370, Emeryville CA 94608. Eureka is a clinical-stage biotechnology company that develops novel T cell therapies to treat cancers.

Information regarding each director and executive officer of Eureka is set forth on Schedule A attached hereto and incorporated herein by reference.

(d)-(e) During the last five years, neither Eureka nor any of its directors or executive officers listed on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 29, 2023, the transactions contemplated by the Agreement and Plan of Merger, dated as of September 30, 2022 (as amended from time to time, the “Merger Agreement”), by and among TradeUP Acquisition Corp. (“UPTD”), Tradeup Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of UPTD (“Merger Sub”), and Estrella Biopharma, Inc., a Delaware corporation (“Estrella Operating”), pursuant to which Merger Sub merged with and into Estrella Operating and UPTD was renamed Estrella Immunopharma, Inc. (the “Business Combination”) were consummated.

In accordance with the Merger Agreement, immediately prior to the effective time of closing of the Business Combination, each of the 135,001,000 shares of Estrella Operating Common Stock issued and outstanding immediately prior to the closing of the Business Combination was converted to the right to be issued 0.2407 shares of Common Stock at closing of the Business Combination. Accordingly, UPTD issued 25,277,831 shares of UPTD Common Stock to Eureka in exchange for the 105,001,000 shares of Estrella Operating Common Stock held by Eureka immediately prior to the closing of the Business Combination. The 25,277,831 shares of UPTD Common Stock became 25,277,831 shares of Common Stock from and after the effective time of the closing of the Business Combination. Additionally, in accordance with the Merger Agreement, upon consummation of the Business Combination, all shares of Estrella Operating Common Stock ceased to exist, and each holder thereof ceased to have any rights with respect thereto.

Additionally, with respect to the individuals listed on Schedule A hereto, Dr. Cheng Liu, Eureka’s Founder, Chief Executive Officer, President and Director, Victor Shum, Eureka’s General Counsel & Chief Business Officer, and Vivien Chan, Eureka’s Chief Operating Officer, were issued 297,437, 144,443 and 28,889 shares of Common Stock, respectively, in exchange for 1,235,517, 600,000 and 120,000 shares of Estrella Operating Common Stock held by them, respectively, immediately prior to the closing of the Business Combination.

The foregoing summary of the Merger Agreement and related transactions is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Common Stock reported as beneficially owned by Eureka were acquired in connection with the Business Combination as merger consideration under the Business Combination Agreement and will be held for investment purposes.

Dr. Cheng Liu is the Chief Executive Officer and a director of the Issuer as well as the Founder, CEO, President and Director of Eureka. Except as set forth herein and to the extent that Dr. Liu may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, neither Eureka nor any of its directors or executive officers listed on Schedule A hereto has any present plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Eureka reserves the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as Eureka may deem advisable. Eureka reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of September 29, 2023, Eureka beneficially owned 25,277,831 shares of Common Stock. The percentage ownership is based on 35,201,232 shares outstanding as reported by the Issuer on Form 8-K filed on October 5, 2023. Eureka has sole voting and dispositive power over all such shares.

Eureka is governed by a board of directors consisting of six directors, each of whom is set forth on Schedule A hereto. Each director has one vote, and the approval of a majority of the board is required to approve an action of Eureka. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no director of Eureka exercises voting or dispositive control over any of the securities held by Eureka, even those in which he or she directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

In addition to Eureka’s beneficial ownership, with respect to the persons listed on Schedule A hereto, Dr. Cheng Liu beneficially owns 297,437 shares of Common Stock, Victor Shum beneficially owns 144,443 shares of Common Stock, and Vivien Chan beneficially owns 28,889 shares of Common Stock. Each has sole voting and dispositive power over their respective shares.

(c) Except as set forth above in Item 3 and Item 4 or as set forth in in this Item 5 with respect to the Merger Agreement and related transactions, neither Eureka nor any person listed on Schedule A hereto has effected any transactions in the Common Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Item 6 or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons or any of the persons set forth on Schedule A hereto.

On September 29, 2023, Eureka entered into a Company Stockholder Lock-Up Agreement (“Lock-Up Agreement”) with the Issuer substantially similar to the Form of Lock-Up Agreement attached as Exhibit F to the Merger Agreement, pursuant to which Eureka agreed not to transfer any of the 25,277,831 shares of Common Stock that it held upon consummation of the Business Combination for a period ending six months after September 29, 2023; provided that 50% of such shares shall be automatically released from the lock-up restrictions on the date on which the closing price of Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations, and recapitalizations) for any 20 trading days within any 30-trading day period, commencing after the closing date of the Business Combination; provided further that such restrictions shall not apply to certain transfers or distributions among affiliates; provided further that such restrictions shall not apply to any bona fide third-party transaction that results in (whether by tender offer, merger, consolidation, asset sale or other similar transaction, whether in one or a series of related transactions): (a) the sale of all or substantially all of the consolidated assets of Estrella and its subsidiaries to a third-party acquirer; (b) a sale resulting in no less than a majority of the voting power of Estrella being held by a person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization, or reorganization of Estrella with or into a third-party acquirer that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; provided that in the event that such transaction is not completed, the shares subject to the Lock-Up Agreement shall remain subject to the restrictions set forth herein.

The foregoing summary of the Lock Up Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, including the Form of Lock-Up Agreement attached as Exhibit F thereto. The Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of September 30, 2022, by and among TradeUP Acquisition Corp., TradeUP Merger Sub Inc., and Estrella Biopharma, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on October 3, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023	Eureka Therapeutics, Inc.

/s/ Cheng Liu
	Name:	Cheng Liu
	Title:	Chief Executive Officer

Schedule A

The name, title, business address, and citizenship of each of the directors and executive officers of Eureka
Therapeutics, Inc. is set forth below.

Name, Title	Business Address	Citizenship

Cheng Liu, Founder, Chief Executive Officer, President and Director	5858 Horton St #370 Emeryville, CA 94608	USA

Vivien Chan, Chief Operating Officer	5858 Horton St #370 Emeryville, CA 94608	Canada

Victor Shum, General Counsel & Chief Business Officer	5858 Horton St #370 Emeryville, CA 94608	USA

Michael Cannon, Director	5858 Horton St #370 Emeryville, CA 94608	USA

Sandy Chau, Director	5858 Horton St #370 Emeryville, CA 94608	USA

Jacqueline Northcut, Director	5858 Horton St #370 Emeryville, CA 94608	USA

Chih-Kai Cheng, Director	5858 Horton St #370 Emeryville, CA 94608	USA

Marvin Samson, Director	5858 Horton St #370 Emeryville, CA 94608	USA